UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.	RIO GRANDE ENERGIA S.A.
Publicly-Held Company	Publicly-Held Company
Corporate Taxpayers’ ID (CNPJ/MF) No.	Corporate Taxpayers’ ID (CNPJ/MF) No.
02.429.144/0001-93	02.016.439/0001-38
Corporate Registry ID (NIRE)	Corporate Registry ID (NIRE)
35.300.186.133	43.300.036.138

NOTICE TO SHAREHOLDERS

CPFL Energia S.A. (“CPFL Energia”) and its subsidiary Rio Grande Energia S.A (“RGE”), (jointly referred to as the “Companies”), hereby inform to its shareholders and the market in general that the merger of all shares issued by RGE into CPFL Energia’s shareholders’ equity (“Merger of Shares” or “Operation”) was approved at the extraordinary general meetings held on December 18, 2007 (“AGEs”).

1.
Transformation of RGE into a wholly-owned subsidiary of CPFL Energia. In view of the Merger of Shares mentioned above, RGE became a wholly-owned subsidiary of CPFL Energia, pursuant to Article 252 of Law 6,404/76. Accordingly, the Merger of Shares implied the transfer to the CPFL Energia’s shareholders’ equity, by capital increase, of all common and preferred shares, all of them book- entry and with no par value, issued by RGE and owned by its non-controlling shareholders. The new common shares of CPFL Energia to be issued in view of said capital increase, shall be transferred to current non-controlling shareholders of RGE, with due regard for the following criteria.

2.
Right of withdrawal. The Merger of Shares grants the possibility to exercise the right of withdrawal by shareholders of the Companies who disagree with the resolution. Such right may be exercised by the respective shareholders within thirty (30) days after the publication of this notice to shareholders and of the respective minutes of the AGEs, based on the applicable legal foundations (Article 252, paragraph 1 and paragraph 2 of Law 6,404/76), being certain that shareholders of the Companies who acquired shares from November 7, 2007 onward shall not have the right to exercise the right of withdrawal mentioned herein.

	2.1.	In order to exercise the right of withdrawal, shareholders shall express their will in the period between December 19, 2007 and January 17, 2008, inclusively, in accordance with the following procedures:

(a)	Shareholders of shares free and clear of any lien or encumbrance under custody of Banco Bradesco, depositary institution of the Companies’ shares, and who wish to exercise the right of withdrawal, shall request it before any branch of Banco Bradesco, by means of a written document certified by a public notary, indicating the amount of shares held and presenting, also, authenticated copy of the following documents: (i) Individuals: Individual Taxpayer’s Register (CPF/MF), Identity Card (RG) and up-to-date proof of residence; (ii) Legal Entities: Corporate Taxpayer’s ID (CNPJ), Minutes, Bylaws and amendments thereto, as well as documents of the partners/legal representatives (Individual Taxpayer’s Register (CPF/MF), Identity Card (RG) and up-to-date proof of residence). Shareholders represented by an attorney-in-fact shall submit, in addition to the above mentioned documents, the respective power of attorney, which shall contain special powers for the exercise of the right of withdrawal and reimbursement request.

(b)	Shareholders of shares free and clear of any lien or encumbrance under custody of the Brazilian Clearing and Depositary Agency (CBLC) shall request the right of withdrawal by means of their custody agents.

3.
Reimbursement. The amount to be reimbursed for the events of withdrawal of non- controlling shareholders of RGE in view of the resolution that shall approve the Merger of Shares is, pursuant to the option to be exercised by the dissenting shareholders: (i) the amount of book shareholders’ equity of the shares issued by RGE (Article 45 of Law 6,404/76) that, as recorded in the balance sheet as of September 30, 2007, corresponds to R$1.7852050311 per share; or (ii) the shareholders’ equity of shares issued by RGE calculated at market price (Article 264, paragraph 3, of Law 6,404/76), which corresponds to R$1.5647858801 per share. Shareholders of CPFL Energia who exercise the right of withdrawal shall be reimbursed based on the book shareholders’ equity value of the shares issued by CPFL Energia (Article 45 of Law 6,404/76), which, as recorded in the balance sheet as of September 30, 2007, corresponds to R$11.0362502462 per share.

3.1.
Payment of Reimbursement. The payment of reimbursement to dissenting shareholders of the Companies is estimated to take place within ten (10) days as of the notice to the market stating the outcome of the dissidence, as per the Notice to Shareholders that shall be published for that purpose.

4.
Fractions of Shares in the Operation. The swap of shares defined in the Merger of Shares, resulted in fractioning thereof, whereupon RGE’s non-controlling shareholders may, between December 19, 2007 and January 17, 2008, inclusively, adjust their shareholdings at CPFL Energia, upon trading through brokerage companies appointed thereby and authorized to trade on the São Paulo Stock Exchange (“Bovespa”).

5.
Auction of Fractioned Shares. Upon expiration of the thirty (30) day term mentioned in item (4) above and Merger of Shares, any fraction number of remaining shares of RGE’s non-controlling shareholders who do not adjust their shareholdings shall be separated and grouped in round numbers and, subsequently, sold by CPFL Energia in an auction held on Bovespa. The net amounts arising out of the sale of CPFL Energia’s shares will be available to its holders as of the beginning of payment established pursuant to Notice to Shareholders to be published to the effect.

The main terms and conditions of the Merger of Shares were disclosed to the market by means of the Material Fact published on November 8, 2007.

São Paulo, December 18, 2007.

CPFL ENERGIA S.A.
José Antonio de Almeida Filippo
Vice Chief Financial and Investors Relations Officer

RIO GRANDE ENERGIA S.A.
Marco da Camino Ancona Lopez Soligo
Administrative-Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.